CARGO Therapeutics, Inc.

835 Industrial Road, Suite 400

San Carlos, California 94070

June 25, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	CARGO Therapeutics, Inc.

Registration Statement on Form S-1

Filed June 17, 2024

Registration No. 333-280249

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, CARGO Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on June 27, 2024, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. Please contact Phillip S. Stoup of Latham & Watkins LLP, counsel to the Company, at (415) 395-8216, or in his absence, Benjamin A. Potter of Latham & Watkins LLP at (650) 470-4809, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Thank you for your assistance in this matter.

* * * *

Sincerely,

CARGO Therapeutics, Inc.

By:	/s/ Halley Gilbert
Halley Gilbert
Chief Legal Officer and Secretary

cc:	Laura Graham, CARGO Therapeutics, Inc.

Phillip S. Stoup, Latham & Watkins LLP

Benjamin A. Potter, Latham & Watkins LLP